Exhibit 99.1

Nano Labs Ltd Announces Entry Into At The Market Offering Agreement

HONG KONG, August 21, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, announced that it has entered into an At The Market Offering Agreement (the “Sales Agreement”) with Maxim Group LLC as sole sales agent to sell its shares of Class A Ordinary Shares par value $0.002 per share (the “Class A Ordinary Share” or the “Shares”), from time to time in an at the market offering (the “Offering”). Pursuant to the Prospectus Supplement (as defined below) and accompanying base prospectus, we may offer and sell the Class A Ordinary Shares from time to time under the Sales Agreement having an aggregate offering price of up to $45,000,000 in the Offering.

Nano Labs currently intends to use the net proceeds from the sale of the Class A Ordinary Shares offered by the Company (if any) under the Sales Agreement primarily for BNB and crypto asset reserve strategy, research and development of new products and general corporate purposes and working capital.

The sales, if any, of the Class A Ordinary Shares made in the Offering will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Capital Market (the “Nasdaq”) or any other existing trading market for the Class A Common Stock.

The Offering will be made only by means of a prospectus supplement, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2025 (the “Prospectus Supplement”), together with the accompanying base prospectus contained therein, which Prospectus Supplement forms a part of the Company’s shelf registration statement on Form F-3 (File No. 333-273968) (the “Registration Statement”), which was declared effective by the SEC on September 1, 2023. Electronic copies of the Prospectus Supplement and accompanying base prospectus may be obtained on the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022 at syndicate@maximgrp.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Class A Ordinary Shares discussed herein, nor shall there be any sale of such shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential,” or the negative of these terms or other similar expressions. Forward-looking statements appear in a number of places in this press release and in our public filings with the SEC and include, but are not limited to, statements regarding (i) that we will sell shares of Class A Ordinary Shares, if any, in the Offering and the price at which any such Shares will be sold, (ii) that investors who buy Shares at different times in the Offering will likely pay different prices, (iii) the proposed use of proceeds, if any, from the Offering, and (iv) the Company’s ability to successfully execute its BNB and crypto asset strategic plan, including, but not limited to the market liquidity constraints and price volatility that may increase costs of the strategic plan, such as acquisition costs. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed by the Company with the SEC on April 11, 2025 and other documents filed by the Company from time to time with the SEC, including the Company’s Reports of Foreign Private Issuer on Form 6-K and other documents filed with the SEC. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com